March 20, 2017

RE: Get cash now from your UDF IV investment.

Dear Investor,

Good news!  Now you can sell your United Development Funding IV investment and regain control of your money.  Right now, MacKenzie Capital Management, LP will pay you $1.25 per Share. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for UDF IV to decide if or when you get your money back. But this offer expires on May 5, 2017, so you must act soon.

Why take advantage of this opportunity today?
•
UDF IV's shares have been delisted from the NASDAQ. Trading of UDF IV's shares was suspended in February 2016. The company recently disclosed, "the Nasdaq Listing and Hearing Review Council affirmed the decision … to delist the Trust's securities from The NASDAQ Stock Market". The trading price prior to suspension was higher than the Offer Price ($3.20 per Share on February 18, 2016; 52 week trading range was $3.20-$18.31 per Share).  According to OTCMarkets.com, the shares have traded in the range of $2.25 to $2.85 in the 30 days prior to the date of our Offer.

•	UDF IV's last periodic filing was made in November 2015. Given that no updates have been provided since then, the value of its shares cannot be accurately calculated at this time.
•
UDF IV's corporate office was searched by law enforcement last year. The company's executives and certain employees were served with subpoenas seeking the production of documents following a 3rd party's allegation that the company was essentially a Ponzi scheme. The outcome of this investigation is pending.

If you act today, you can get your cash now. We will mail your check within 3 business days after UDF IV confirms the transfer.  MacKenzie has been in the business of buying real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please email us at offers@mackenziecapital.com or call us at (925) 631-9100.

Sincerely,
Robert Dixon
Managing Director

P.S. Remember, this offer expires May 5, 2017 (unless extended). So don't delay. Fill out and mail in the UDF IV Assignment Form today so we can transfer the Shares and rush you a check once the Offer expires. If you hold your Shares in a brokerage account, tell your broker to tender for you.

The Purchasers are offering to purchase for cash up to 1,550,000 Shares at a price of $1.25 per Unit, upon the terms and subject to the conditions set forth in Purchasers' Offer to Purchase and in the related Assignment Form, which you should read, available at the SEC's EDGAR website, at www.mackenziecapital.com/tenders/UDF IV.pdf or by calling or writing us for a free copy.  The Purchasers are making this offer in view of making a profit, so the price offered is below the recent trading prices on the over-the-counter market.  If you tender your Shares, you are giving up any rights to distributions after the Expiration Date in exchange for the purchase price.

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON May 5, 2017, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open.  Tenders of Units made pursuant to the Offer is irrevocable, except that Unitholders who tender their Units in response to the Offer will have the right to withdraw their tendered Units at any time prior to the Expiration Date by sending us a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Units to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Units to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.